
October 23, 2013

Via E-mail
Steve Martin
Senior Vice President, Chief Financial Officer and Secretary
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130

> **Re:** **Apricus Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 10, 2013**
> **File No. 333-191679**

Dear Mr. Martin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please file the Settlement Agreement between you and the selling stockholder, Topotarget A/S, as an exhibit to the registration statement.

2. We note that in addition to the shares of common stock issued to the selling stockholder in connection with the execution of the Settlement Agreement, you are also attempting to register the resale of shares of common stock which may be issued to the selling stockholder if it does not receive at least $1.1 million in net proceeds from the sale of the 540,274 shares. As these contingent shares are not currently issued and outstanding and may never be issued, please revise your registration statement to remove the contingent shares or provide a detailed analysis underlying your conclusion that it is appropriate to register these shares before they are outstanding.

3. Based on the disclosure provided on page 4 of the registration statement under the section entitled, "Stock Contribution Agreement and Termination Agreement," it appears that you believe that a portion of the 540,276 shares of common stock issued to the selling

stockholder in connection with the execution of the Settlement Agreement is covered by the previous Form S-3 filed on December 19, 2011, as the current registration statement seeks to register the offering of only 395,018 shares of common stock. However, because the Settlement Agreement represents the parties' entry into a new investment decision distinct from the Stock Purchase Agreement, the Company may not rely on the prior Form S-3 to register shares issued in the Settlement Agreement. To the extent you wish to register the resale of the entirety of the 540,276 shares of common stock issued in connection with the execution of the Settlement Agreement, you should include all of such shares in the instant registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Steve Martin
Apricus Biosciences, Inc.
October 23, 2013
Page 3

        Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        /s/ Bryan J. Pitko for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: <u>Via E-mail</u>
        Ryan A. Murr, Esq.
        Ropes & Gray LLP
        Three Embarcadero Center
        San Francisco, CA 94111